File No. 812-

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

TCW DIRECT LENDING LLC

TCW DL FUND I, L.P.

TCW ASSET MANAGEMENT COMPANY

APPLICATION FOR AN ORDER UNDER SECTION 57(i) OF THE INVESTMENT

COMPANY ACT OF 1940 AND RULE 17d-1 TO PERMIT CERTAIN JOINT

TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) and 57(a)(4) OF THE

INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1

Please direct all communications, notices and orders to:	Copies to:

Wendell M. Faria Paul Hastings LLP 875 15th Street, N.W. Washington, D.C. 20005 Telephone: (202) 551-1758 Fax: (202) 551-1705	Meredith S. Jackson Executive Vice President and General Counsel The TCW Group, Inc. 865 S Figueroa Street Los Angeles, California 90017 Telephone: (213) 244-0000 Fax: (213) 244-0491

This document contains 21 pages (including exhibits),

which have been numbered sequentially.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the matter of: TCW DIRECT LENDING LLC TCW DL FUND I, L.P. TCW ASSET MANAGEMENT COMPANY 865 S Figueroa Street Los Angeles, CA 90017	Application for an Order under Section 57(i) of the Investment Company Act of 1940 and Rule 17d-1 To Permit Certain Joint Transactions Otherwise Prohibited by Sections 17(d) and
57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1.

I.

SUMMARY OF THE APPLICATION

TCW Direct Lending LLC (the “Company”), TCW DL Fund I, L.P. (the “Private Fund”), and TCW Asset Management Company (“TCWAMC”) on behalf of itself and its successors1 (collectively, the “Applicants”), hereby submit this application (“Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17d-1, granting relief from Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 to the extent necessary to permit the Company and any other Regulated Entity (as defined below)2 that now or in the future is advised or sub-advised by TCWAMC or an entity controlling, controlled by, or under common control with TCWAMC (collectively, the “Adviser”)3 to engage in the following transactions: (a) co-invest with the Unregistered Accounts (as defined below) in private placement transactions in which the Adviser negotiates terms other than the price of the securities acquired (“Private Placement Securities”);4 and (b) make additional investments in issuers of Private Placement Securities, including securities acquired through the exercise of warrants, conversion privileges, and other rights to purchase securities of these issuers (“Follow-On Investments”). For purposes of this Application, a “Co-Investment Transaction” means any transaction in which a Regulated Entity participates with one or more other Regulated Entities and/or one or more other Unregistered Accounts in reliance on the requested order (“Order”).5 A “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Entity could not participate together with one or more other Regulated Entities and/or one or more other Unregistered Accounts without relying on the Order or obtaining a similar order.

[1]	The term “successor,” as applied to TCWAMC, means an entity that results from a re-organization into another jurisdiction or a change in the type of business organization.
[2]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.
[3]	A company that is sub-advised by TCWAMC or another Adviser is a “Regulated Entity” for purposes of this Application only if TCWAMC or another Adviser controls the company.
[4]	A “private placement transaction” in this Application means any transaction in which securities are offered and sold in reliance on the non-public offering exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”) or rules promulgated thereunder.
[5]	No Independent Director of a Regulated Entity will have a financial interest in any Co-Investment Transaction other than indirectly through share ownership in a Regulated Entity.

II.

BACKGROUND

A.	The Company

The Company, a development stage company, was established as a Delaware limited liability company on April 1, 2014. It filed a notice of intent on Form N-6F with the Commission on April 24, 2014, and an amendment to this notice on July 25, 2014, notifying the Commission of its intent to elect treatment as a business development company (“BDC”) under Section 54(a) of the 1940 Act. On June 17, 2014, the Company filed an amended Form 10 with the Commission to register limited liability company units (“Units”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with the requirements of Section 54(a) of the 1940 Act. The registration statement on Form 10 includes information regarding the investment objective and policies of the Company of the type required by Form N-2. The Company intends to file an effective election on Form N-54A to be regulated as a BDC no later than December 31, 2014. The Company is subject to the periodic reporting requirements under Section 13(a) of the Exchange Act. The Company does not intend to list its Units on a national securities exchange.

The Company has privately offered and sold Units pursuant to the exemption from registration provided by Rule 506(c) of Regulation D under the 1933 Act. As of September 24, 2014 (the “Initial Closing Date”), it had sold approximately $318 million of Units to thirty-eight investors in the private offering. Following the Initial Closing Date, the Company commenced investment activities and has entered into a forward sale contract to acquire certain investments on October 31, 2014.

The Company intends to operate as a direct lending company that will seek to generate risk-adjusted returns primarily through direct investments in senior secured loans issued to middle market companies or other companies that are engaged in various businesses. Although the Company intends to focus primarily on investing in senior secured debt obligations, it may also invest on occasion in unsecured obligations. In addition, the Company may invest in equity instruments issued in combination with a debt investment. The Company’s investments will typically be in highly leveraged companies. The debt obligations issued by these companies will not be rated by any rating agency or, if rated, will likely receive a below investment grade rating from a nationally recognized statistical rating organization. The Company’s typical investment commitment is expected to be between $25 million and $150 million. The Company will consider providing financing to portfolio companies for various purposes, including corporate acquisitions, growth opportunities, liquidity needs, rescue situations, recapitalizations, debtor-in-possession loans, bridge loans, and Chapter 11 exits.

The Company is managed by a board of directors (the “Board”) currently comprised of five persons. Three of these directors are not, and a majority of the directors at all times will not be, “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”).

The Company intends to qualify each year, beginning in 2015, for treatment as a regulated investment company (“RIC”) under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). To qualify for this treatment, the Company must satisfy various requirements, including certain asset diversification requirements. Under the asset diversification requirements, at the end of each quarter of the taxable year, (i) at least 50% of the value of the Company’s assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Company’s assets and more than 10% of the outstanding voting securities of the issuer, and (ii) no more than 25% of the value of the Company’s assets must be invested in (a) the securities, other than U.S. government securities or securities of other RICs, of one issuer, (b) the securities of two or more issuers that are controlled by the Company and that are engaged in the same or similar or related trades or businesses as determined under applicable tax rules, or (c) the securities of one or more “qualified publicly traded partnerships.”

From time to time, TCWAMC or another Adviser may form other closed-end investment companies that may elect treatment to be regulated as a BDC under the 1940 Act or that may choose to register as an investment company pursuant to Section 8(a) of the 1940 Act. Any such company may engage in investment activities similar to those of the Company. The Company and any such future BDC or registered closed-end company for which TCWAMC or another Adviser serves as investment adviser are referred to individually herein as a “Regulated Entity” and collectively as the “Regulated Entities.”

B.	The Private Fund

The Private Fund is organized as a limited partnership under Delaware law. Limited partnership interests in the Private Fund have been privately placed with a single investor, and an affiliate of TCWAMC serves as general partner of the Private Fund. The Private Fund is relying on the exclusion from the definition of investment company provided by Section 3(c)(7) of the 1940 Act. Its investment objective and investment policies are substantially similar to those of the Company.

From time to time, TCWAMC or another Adviser may manage other accounts that would be an investment company but for the exclusions provided by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, and that may engage in similar investment activities to those of the Private Fund and the Company. The Private Fund and any such future Section 3(c)(1) or Section 3(c)(7) account for which TCWAMC or another Adviser serves as investment adviser are referred to individually herein as an “Unregistered Account” and collectively as the “Unregistered Accounts.”

C.	TCWAMC

TCWAMC, a California corporation, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). It is a wholly owned subsidiary of The TCW Group, Inc. (the “TCW Group”). Together with its affiliated companies, TCWAMC manages or has committed to manage approximately $144.2 billion of assets as of September 30, 2014. TCWAMC serves as investment adviser to the Company pursuant to the terms of an investment advisory agreement that has been approved by the Board and holders of Units. TCWAMC serves as investment adviser to the Private Fund pursuant to the terms of an investment advisory agreement it has entered into with this fund. Under these agreements, TCWAMC manages the portfolio of each entity in accordance with the investment objective and policies of each, makes investment decisions for each entity, places purchase and sale orders for portfolio transactions for each entity, and otherwise manages the day-to-day operations of each entity, subject in the case of the Company to the oversight of its Board.

For the services TCWAMC provides to the Company, TCWAMC receives a management fee and an incentive fee. The management fee is calculated in the following manner: (i) for the period starting on the Initial Closing Date and ending on the last day of the calendar quarter during which the Commitment Period ends, 0.375% (i.e., 1.50% per annum) of the aggregate Commitments determined as of the end of the period during which Units are being offered (the “Closing Period”), and (ii) for each calendar quarter after the last day of the Commitment Period, 0.1875% (i.e., 0.75% per annum) of the cost (including leverage) of remaining portfolio investments as of the first day of such calendar quarter. For this purpose, the Commitment Period begins on the Initial Closing Date and ends on the earlier of (a) three years from the Initial Closing Date, and (b) the date on which the undrawn Commitment of each Unit has been reduced to zero. The incentive fee is calculated as follows:

•	First, no incentive fee is owed until the holders of Units have collectively received cumulative distributions equal to their aggregate capital contributions in respect of all Units;

•	Second, no incentive fee is owed until the holders of Units have collectively received cumulative distributions equal to a 9% internal rate of return on their aggregate capital contributions in respect of all Units (the “Hurdle”);

•	Third, TCWAMC receives as an incentive fee all additional amounts distributable to holders of Units until such time as the amount paid to TCWAMC as an incentive fee under this provision is equal to 20% of the sum of (i) the amount by which the Hurdle exceeds the aggregate capital contributions of Unitholders in respect of all Units, and (ii) the amount of incentive fee paid to TCWAMC pursuant to this provision; and

•	Thereafter, TCWAMC receives an incentive fee equal to 20% of additional amounts otherwise distributable to Unitholders, with the remaining 80% distributed to Unitholders.

III.

ORDER REQUESTED

The Applicants respectfully request that the Commission issue the Order requested herein, pursuant to Section 57(i) of the 1940 Act and Rule 17d-1, in order to permit a Regulated Entity to participate in Co-Investment Transactions with one or more other Regulated Entities and one or more Unregistered Accounts, subject to the terms and conditions set forth below (the “Conditions”).

The Applicants believe that the relief, if granted, would provide important benefits to both investors in the Regulated Entities and the Commission without compromising the protections the 1940 Act affords to investors in the Regulated Entities. Because the Regulated Entities would otherwise be required to obtain a Commission order for each co-investment transaction in which they participate, the requested Order would allow them to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into co-investment transactions while awaiting a Commission order for each such transaction. Without the requested Order, the untimely grant of a Commission order in particular cases would cause the Regulated Entities to forgo or miss attractive co-investment opportunities. In addition, the Order, if granted, would allow the Regulated Entities to avoid the significant legal and other expenses that would be incurred in preparing an individual application for each co-investment transaction in which they intend to participate. Further, the Order, if granted, would allow the Commission to avoid the significant expenditure of time and effort involved in processing individual applications seeking an order for each co-investment transaction.

In addition to the foregoing, the Applicants believe that the requested Order would provide the Regulated Entities with the ability to achieve greater diversification and, together with the Unregistered Accounts, the ability to participate in more investment opportunities on terms that might be favorable to them. A BDC that makes investments of the type contemplated by the Regulated Entities typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed limits on exposure to a single investment. In addition, the Code imposes diversification requirements on companies, such as the Regulated Entities, which seek certain favorable tax treatment under Subchapter M of the Code.6 Consequently, when the Adviser to a Regulated Entity identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities having similar investment strategies. Obtaining the Order, if granted, would thus improve the ability of the Regulated Entities to achieve the requisite portfolio diversification and to participate in co-investments, together with the Unregistered Accounts, on terms that would be favorable to them.

A.	Sections 17(d) and 57(a)(4)

Section 17(d) of the 1940 Act, in relevant part, prohibits first-tier and second-tier affiliated persons of a registered investment company (or a company controlled by such company) knowingly from engaging as principals in any joint transaction in which the registered investment company (or company controlled by the registered investment company) is a participant in contravention of rules adopted by the Commission. The Commission has adopted Rule 17d-1, which prohibits transactions of the types covered by Section 17(d) (other than certain permitted classes of transactions) without first obtaining an exemptive order.

[6]	See I.R.C. Section 851(b)(3).

Section 57(a)(4) of the 1940 Act makes it unlawful for any person who is related to a BDC in the manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC (or a company controlled by the BDC) is a joint or a joint and several participant with that person in contravention of rules adopted by the Commission. Although the Commission has not adopted any rules under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (i.e., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).

Section 57(b) of the 1940 Act, as modified by Rule 57b-1, lists the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following:

•	Any director, officer, employee, or member of an advisory board of a BDC, or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C) of the 1940 Act, an affiliated person of such person; or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC,[7] or any person who, within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act, is an affiliated person of any such person.

Rule 57b-1 exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) from the prohibitions of Section 57(a) of the 1940 Act. In particular, Rule 57b-1 provides that the provisions of Section 57(a) do not apply to any person (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in subsection (a) of the rule or is an officer, director, partner, co-partner, or employee of a person described in subsection (a) of the rule.

For purposes of Sections 17(d) and 57(a)(4), as supplemented by the provisions of Section 57(i) and Rule 17d-1, the term “affiliated person” of another person is defined in Section 2(a)(3) of the 1940 Act to include: (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of such other person; (B) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, co-partner, or employee of such other person; and (E) any investment adviser of or any member of an advisory board of an investment company.

[7]	Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

With respect to the foregoing, Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9), a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have expressed their belief on a number of occasions that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.8

As indicated, TCWAMC serves as investment adviser to the Company, and TCWAMC or another Adviser (i.e., an entity controlling, controlled by, or under common control with, TCWAMC) serves or will serve as adviser or sub-adviser to another Regulated Entity as well as to the Private Fund and another Unregistered Account. In addition, an entity that controls, is controlled by, or is under common control with, TCWAMC or another Adviser serves or will serve as general partner of the Private Fund and another Unregistered Account. Because of these relationships, the Regulated Entities and Unregistered Accounts may be deemed to be under common control and, thus, affiliated persons of each other within the meaning of Section 2(a)(3)(C) of the 1940 Act. As a result, a co-investment transaction in which one or more Regulated Entities and/or one or more Unregistered Accounts participate would be subject to the prohibitions of Sections 17(d) and 57(a)(4), and Rule 17d-1, and would require a Commission order before it may be executed.

B.	Rule 17d-1

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In reviewing applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or BDC in the joint enterprise or joint arrangement under review is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis that is different from or less advantageous than that of the other participants.

The Commission has stated that Section 17(d) was designed to protect investment companies from the types of conflicts of interest that result from self-dealing and overreaching by insiders. The Court of Appeals for the Second Circuit has enunciated a similar rationale for the purpose behind Section 17(d), noting that the “objective of [Section] 17(d)... is to prevent. . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”9 Congress has acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under section 17 of the Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”10

[8]	See, e.g., In re Investment Company Mergers, Investment Company Act Release No. 25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice . . . can the adviser realistically be deemed not in control.”) Depending on the nature of the Adviser’s sub-advisory role with a Regulated Entity, the Adviser could be deemed to control the Regulated Entity for which it serves as sub-adviser on the basis of the position expressed in In re Steadman Security Corp. For this reason, the Applicants are requesting that the Order, if granted, permit such a Regulated Entity to engage in Co-Investment Transactions.
[9]	See Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).
[10]	See H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the terms and conditions of the Application would ensure that the types of conflicts of interest which Section 17(d) and Section 57(a)(4) were designed to prevent would not be present in the circumstances of a Co-Investment Transaction, and that the standards for an order under Rule 17d-1 would be met.

C.	Proposed Conditions

Applicants agree that the Order would be subject to the following Conditions:

1. Each time the Adviser considers a Potential Co-Investment Transaction for a Regulated Entity or an Unregistered Account, the Adviser will make an independent determination whether the investment is consistent with the investment objective and investment policies of the Regulated Entity (“Objectives and Policies”),11 and whether the investment is appropriate for the Regulated Entity in light of its existing circumstances.

2.     (a) If the Adviser concludes that a Regulated Entity’s participation in a Potential Co-Investment Transaction is appropriate, it will then determine an appropriate level of investment for the Regulated Entity.

(b) If the aggregate amount the Adviser recommends for investment in a Potential Co-Investment Transaction by one or more Regulated Entities and one or more Unregistered Accounts exceeds the amount of the investment opportunity, the amount recommended for investment by each of these entities will be allocated among them pro rata based on each entity’s capital available for investment. The Adviser will provide the directors of each participating Regulated Entity, who are eligible to vote under Section 57(o) of the 1940 Act (the “Eligible Directors”), with information concerning each participating entity’s available capital to assist the Eligible Directors with their review of the Regulated Entity’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Regulated Entity and each Unregistered Account, to the Eligible Directors of each participating Regulated Entity for their consideration. A Regulated Entity will co-invest with another Regulated Entity and/or Unregistered Account only if, before participating in the Potential Co-Investment Transaction, a “required majority,” as defined in Section 57(o) of the 1940 Act (“Required Majority”)12 concludes that:

[11]	The term “Objectives and Policies” means the Regulated Entity’s investment objective and policies, as described in the Regulated Entity’s registration statement on Form N-2 or other filings the Regulated Entity has made with the Commission under the 1933 Act or the Exchange Act, such as Form 10, and the Regulated Entity’s reports to stockholders.
[12]

Under Section 57(o) of the 1940 Act, the term “required majority” is defined to mean, when used with respect to the approval of a proposed transaction, plan or arrangement, both a majority of a BDC’s directors or general partners who have no financial interest in the transaction, plan or arrangement, and a majority of the directors or general partners who are not “interested persons” of the BDC.

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its shareholders and do not involve overreaching in respect of the Regulated Entity or its shareholders on the part of any person concerned;

(ii) the transaction is consistent with:

(A)	the interests of the Regulated Entity’s shareholders; and

(B)	the Regulated Entity’s then-current Objectives and Policies;

(iii) the investment by another Regulated Entity or one or more Unregistered Accounts would not disadvantage the Regulated Entity, and participation by the Regulated Entity would not be on a basis different from or less advantageous than that of any other Regulated Entity or Unregistered Account; provided that if any other Regulated Entity or Unregistered Account, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)	the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)	the Adviser agrees to, and does, provide periodic reports to the Board of the applicable Regulated Entity with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)	any fees or other compensation that any other Regulated Entity or Unregistered Account or any affiliated person of either receives in connection with the right of a Regulated Entity or Unregistered Account to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any Unregistered

Accounts (who may, in turn, share its portion with its affiliated persons) and the participating Regulated Entities in accordance with the amount of each entity’s investment; and

(iv) the proposed investment by the Regulated Entity will not benefit the Adviser, the Unregistered Accounts or other Regulated Entities, or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (a) to the extent permitted by condition 13; (b) to the extent permitted by Sections 17(e) or 57(k) of the 1940 Act, as applicable; (c) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction; or (d) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each Regulated Entity has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The Adviser will present to the Board of each Regulated Entity, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by the Unregistered Accounts and other Regulated Entities during the preceding quarter that fell within the Regulated Entity’s then-current Objectives and Policies but that were not made available to the Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8, a Regulated Entity will not invest in reliance on the Order in any portfolio company in which another Regulated Entity or Unregistered Account, or any affiliated person of these persons, is an existing investor.

6. A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Regulated Entity and for another participating Regulated Entity or Unregistered Account. The grant to an Unregistered Account or another Regulated Entity, but not to the first-mentioned Regulated Entity, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.(a) If any Regulated Entity or Unregistered Account elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the Adviser will:

(i)	notify each other Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)	formulate a recommendation for participation by each other Regulated Entity in the disposition.

(b) Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to any Unregistered Account or other Regulated Entity.

(c) A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and Unregistered Account in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the applicable Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the applicable Regulated Entity is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Entity’s participation to the Eligible Directors, and the Regulated Entity will participate in such disposition only to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

(d) Each Regulated Entity and each participating Unregistered Account will bear its own expenses in connection with any such disposition.

8.(a) If any Regulated Entity or Unregistered Account desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the Adviser will:

(i)	notify each other Regulated Entity that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)	formulate a recommendation for the proposed participation, including the amount of the proposed Follow-On Investment, by the Regulated Entity.

(b) A Regulated Entity may participate in a Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and Unregistered Account in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the applicable Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Entity’s participation to the Eligible Directors, and the Regulated Entity will participate in such Follow-On investment only to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

(c) If, with respect to any Follow-On Investment:

(i)	the amount of the opportunity is not based on the Regulated Entities’ and Unregistered Accounts’ outstanding investments immediately preceding the Follow-On Investment; and

(ii)	the aggregate amount recommended by the Adviser to be invested by each Regulated Entity in the Follow-On Investment, together with the amount proposed to be invested by the Unregistered Accounts in the same transaction, exceeds the amount of the opportunity;

then the amount invested by each such entity will be allocated among them pro rata based on each entity’s capital available for investment, up to the amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes relevant to this Application and will be subject to the other conditions set forth in this Application.

9. The Independent Directors of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities or Unregistered Accounts that the Regulated Entity considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Entity considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually whether it continues to be appropriate for the Regulated Entities to participate in new and existing Co-Investment Transactions.

10. Each Regulated Entity will maintain the records required by Section 57(f)(3) of the 1940 Act as if each Regulated Entity were a BDC and each investment permitted under these conditions were approved by the Required Majority under Section 57(f).

11. No Independent Director of a Regulated Entity may also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of an Unregistered Account.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Adviser under its investment advisory agreements with the Regulated Entities and Unregistered Accounts, be shared by the applicable Regulated Entities and Unregistered Accounts in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e)(2) or 57(k)(2) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Entities and Unregistered Accounts pro rata based on the amounts each invested or committed, as the case may be, in the Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Entities and Unregistered Accounts based on the amount each invests in the Co-Investment Transaction. None of the Unregistered Accounts, the Adviser, or any affiliated person of any of the Regulated Entities will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and the Unregistered Accounts, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of the Adviser, investment advisory fees paid in accordance with the agreements between the Adviser and the Regulated Entities and the Unregistered Accounts).

14. The Adviser will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions.

IV.

STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Entities and their shareholders, and (ii) the protections afforded under the terms and conditions set forth in this Application.

A.	Potential Benefits

In the absence of the relief sought hereby, the Regulated Entities would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 of the 1940 Act should not prevent a Regulated Entity from making investments that are consistent with its Objectives and Policies if these investments are in the best interests of the entity’s shareholders.

Each Regulated Entity and its shareholders will benefit from the ability to participate in Co-Investment Transactions. Among other benefits, a Regulated Entity will be able to (i) participate in a larger number and greater variety of transactions; (ii) participate in larger transactions; (iii) participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Entities; (iv) exert, in conjunction with other Regulated Entities and Unregistered Accounts that might be participating in a Co-Investment Transaction, greater bargaining power to obtain terms that are favorable to the participating Regulated Entities and Unregistered Accounts, more control over an investment in Private Placement Securities, and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; and (v) obtain greater attention and better deal flow from investment bankers and others who act as sources of investments. In addition, the Order will ensure that the general terms and conditions of a Regulated Entity’s participation in a Co-Investment Transaction will be fair and reasonable to the Regulated Entity and its shareholders.13

[13]	It is anticipated that the Board of each Regulated Entity will make these findings before the Regulated Entity may engage in a Co-Investment Transaction in reliance on the requested Order.

The Company’s Board, including a majority of the Independent Directors and the Required Majority, has determined that it is in the best interests of the Company and its Unitholders to obtain the Order at the earliest possible time and have instructed the officers of the Company, the Adviser and counsel to use all appropriate efforts to accomplish this goal. In addition, before the Company may participate in a Co-Investment Transaction, the Company’s Board, including a majority of the Independent Directors and the Required Majority, will make a finding consistent with the foregoing list of benefits that the Company and Unitholders will benefit from participating in Co-Investment Transactions in accordance with the terms and conditions of the requested Order, and that it is proper and desirable for the Company to participate in Co-Investment Transactions with other Regulated Entities and Unregistered Accounts.

B.	Protective Representations and Conditions

The terms and conditions set forth in this Application ensure that the proposed Co-Investment Transactions would be consistent with the protection of each Regulated Entity’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all participating Regulated Entities will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that no participant receives terms more favorable than any other participant; (ii) the decision to participate in a Co-Investment Transaction, as well as the terms of such participation, will be approved by a Required Majority of each Regulated Entity after duly considering all information that is relevant and material to this decision, based on a finding that the terms of the proposed Co-Investment Transaction are fair and reasonable, do not involve overreaching, and are consistent with the Objectives and Policies of the Regulated Entity; and (iii) the Regulated Entities will maintain records to support these decisions of the Board, as provided in Section 57(f)(3) of the 1940 Act, and to affirm these findings.

V.
PRECEDENTS

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See, e.g., In the Matter of Prospect Capital Corporation, et al.,

Investment Company Act Release Nos. 30855 (Jan. 13, 2014) (notice) and 30909 (Feb. 10, 2014) (order); Ridgewood Capital Energy Growth Fund, LLC, et al., Investment Company Act Rel. Nos. 28931 (Sep. 25, 2009) (notice) and 28982 (Oct. 21, 2009) (order); H&Q Health Care Investors Investment Company Act Rel. Nos. 28426 (notice) and 28472 (Oct. 28, 2008) (order); Special Value Opportunities Fund, LLC, Investment Company Act Release Nos. 27287 (Apr. 11, 2006) (notice) and 27316 (May 9, 2006) (order); Gladstone Capital Corporation, et al., Investment Company Act Release Nos. 27120 (Oct. 25, 2005) (notice) and 27150 (Nov. 22, 2005) (order).

VI.
PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

TCW Direct Lending LLC
TCW DL Fund I, L.P.
TCW Asset Management Company
c/o The TCW Group, Inc.
865 S Figueroa Street
Los Angeles, California 90017
Attention: Meredith S. Jackson
(213) 244-0000 (Tel.)
(213) 244-0491 (Fax)

Applicants further state that all written or oral communications concerning this Application should be directed to:

Paul Hastings LLP
875 15th Street, N.W.
Washington, DC 20005
Attention: Wendell M. Faria
(202) 551-1758

or

Paul Hastings LLP
55 Second Street, 24th Floor
San Francisco, California 94105
Attention: David A. Hearth
(415) 856-7007

With copies to

Meredith S. Jackson, Executive Vice President and General Counsel
The TCW Group, Inc.
865 S Figueroa Street
Los Angeles, California 90017
(213) 244-0000

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that all requirements for the execution and filing of this Application in its name and on its behalf by the undersigned have been complied with and that the undersigned is fully authorized to do so. The verifications required by Rule 0-2(d) under the 1940 Act and the authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A and B-1, B-2 and B-3.

Dated: October 23, 2014

TCW DIRECT LENDING LLC

By:		/s/ James G. Krause
Name: James G. Krause
Title: Chief Financial Officer and Secretary

TCW DL FUND I, L.P.

By:		TCW Asset Management Company Its General Partner

	By:	/s/ Sean Plater
Name: Sean Plater
Title: Senior Vice President and
Assistant Secretary

TCW ASSET MANAGEMENT COMPANY

By:		/s/ Sean Plater
Name: Sean Plater
Title: Senior Vice President and Assistant Secretary

Exhibit A

Verification for

TCW Direct Lending LLC

TCW DL Fund I, L.P.

TCW Asset Management Company

State of California    )

County of Los Angeles)

The undersigned states that he has duly executed the attached Application for an order under Section 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated October 23, 2014 for and on behalf of TCW Direct Lending LLC, TCW DL Fund I, L.P., and TCW Asset Management Company, respectively; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

TCW Direct Lending LLC

By:		/s/ James G. Krause
Name: James G. Krause
Title: Chief Financial Officer and Secretary

TCW DL Fund I, L.P.

By:		TCW Asset Management Company Its General Partner

	By:	/s/ Sean Plater
Name: Sean Plater
Title: Senior Vice President and
Assistant Secretary

TCW Asset Management Company

By:		/s/ Sean Plater
Name: Sean Plater
Title: Senior VP and Assistant Secretary

Exhibit B-1

Authorization for

TCW Direct Lending LLC

The undersigned hereby certifies that he is the Secretary of TCW Direct Lending LLC (the “Company”); that with respect to the attached application (the “Application”) for exemption from certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), all actions necessary to authorize the execution and filing of the Application under the governing documents of the Company have been taken, and the person filing the Application on behalf of the Company is fully authorized to do so; and that the directors of the Company (the “Directors”), including a majority of the Directors that are not “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act, have adopted the following resolutions pursuant to unanimous written consent on October 22, 2014:

RESOLVED, that the Directors hereby authorize any officer of the Company to prepare, or to cause to be prepared, executed and filed with the Commission an application, including any exhibits and amendments thereto (the “Application”) on behalf of the Company and other Regulated Entities, for an order granting relief from the prohibitions of Sections 17(d) and
57(a)(4) of the 1940 Act, and Rule 17d-1 under the 1940 Act, to permit the Company to engage in co-investment transactions with other Regulated Entities and/or one or more Unregistered Accounts;

FURTHER RESOLVED, that any officer of the Company be, and each hereby is, authorized to take such other action, and to make such representations on behalf of the Company, in any matters related to the Application or any amendment thereof as they or any of them may approve as necessary or desirable; and

FURTHER RESOLVED, that any officer of the Company be, and each of them acting singly hereby is, authorized to execute and cause to be filed the Application and to take such further actions and execute and file such further amendments or other documents as may be necessary, desirable, or appropriate to the implementation and performance of the preceding resolutions and the matters contemplated therein, the officer’s execution thereof to be conclusive evidence of such approval.

TCW Direct Lending LLC

By:	/s/ James G. Krause
Name:James G. Krause
Title: Secretary

Exhibit B-2

Authorization for

TCW DL Fund I, L.P.

The undersigned hereby certifies that he is the Assistant Secretary of the general partner (“General Partner”) of TCW DL Fund I, L.P. (the “Company” or the “Private Fund”); that with respect to the attached application (the “Application”) for exemption from certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), all actions necessary to authorize the execution and filing of the Application under the governing documents of the Company have been taken, and the person filing the Application on behalf of the Company is fully authorized to do so; and that the General Partner of the Company has adopted the following resolutions pursuant to unanimous written consent on October 22, 2014:

RESOLVED, that the General Partner hereby authorizes any of its officers to prepare, or to cause to be prepared, executed and filed with the Commission an application, including any exhibits and amendments thereto (the “Application”) on behalf of the Private Fund, for an order granting relief from the prohibitions of Sections 17(d) and 57(a)(4) of the 1940 Act, and Rule 17d-1 under the 1940 Act, to permit the Private Fund to engage in co-investment transactions with [TCW Direct Lending LLC] and other Regulated Entities and/or one or more Unregistered Accounts; and

FURTHER RESOLVED, that any officer of the General Partner be, and each hereby is, authorized to take such other action, and to make such representations on behalf of the Private Fund, in any matters related to the Application or any amendment thereof as they or any of them may approve as necessary or desirable; and

FURTHER RESOLVED, that any officer of the General Partner be, and each of them acting singly hereby is, authorized to execute and cause to be filed the Application and to take such further actions and execute and file such further amendments or other documents as may be necessary, desirable, or appropriate to the implementation and performance of the preceding resolutions and the matters contemplated therein, the officer’s execution thereof to be conclusive evidence of such approval.

TCW DL Fund I, L.P.

By:	/s/ Sean Plater
Name: Sean Plater
Title: Asst. Secretary of the General Partner

Exhibit B-3

Authorization for

TCW Asset Management Company

The undersigned hereby certifies that he is the Assistant Secretary of TCW Asset Management Company (the “Company”); that with respect to the attached application (the “Application”) for exemption from certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), all actions necessary to authorize the execution and filing of the Application under the governing documents of the Company have been taken, and the person filing the Application on behalf of the Company is fully authorized to do so; and that the board of directors (the “Directors”) of the Company have adopted the following resolutions pursuant to unanimous written consent on October 22, 2014:

RESOLVED, that the Directors hereby authorize any officer of the Company to prepare, or to cause to be prepared, executed and filed with the Commission an application, including any exhibits and amendments thereto (the “Application”) on behalf of the Company, for an order granting relief from the prohibitions of Sections 17(d) and 57(a)(4) of the 1940 Act, and Rule 17d-1 under the 1940 Act, to permit TCW Direct Lending LLC to engage in co-investment transactions with other Regulated Entities and/or one or more Unregistered Accounts;

FURTHER RESOLVED, that any officer of the Company be, and each hereby is, authorized to take such other action, and to make such representations on behalf of the Company, in any matters related to the Application or any amendment thereof as they or any of them may approve as necessary or desirable;

FURTHER RESOLVED, that any officer of the Company be, and each of them acting singly hereby is, authorized to execute and cause to be filed the Application and to take such further actions and execute and file such further amendments or other documents as may be necessary, desirable, or appropriate to the implementation and performance of the preceding resolutions and the matters contemplated therein, the officer’s execution thereof to be conclusive evidence of such approval.

TCW Asset Management Company

By:	/s/ Sean Plater
Name: Sean Plater
Title: Assistant Secretary